ASML - Summary IFRS Consolidated Statements of Operations¹

	Three months ended,		Nine months ended,
	Sep 25, 2005	Oct 1, 2006	Sep 25, 2005	Oct 1, 2006
(Amounts in thousands EUR)

Net system sales	458,992	856,556	1,771,660	2,250,475
Net service sales	74,161	101,877	209,438	279,103
Net sales	533,153	958,433	1,981,098	2,529,578

Cost of sales	343,277	582,009	1,224,930	1,533,376
Gross profit	189,876	376,424	756,168	996,202

Research & development costs, net of credits	55,258	76,549	174,968	211,647
Selling, general and administrative expenses	49,166	51,422	157,152	152,086
Total expenses	104,424	127,971	332,120	363,733

Operating income	85,452	248,453	424,048	632,469

Financial expense, net	(14,140)	(10,749)	(37,697)	(38,830)

Income before income taxes	71,312	237,704	386,351	593,639
Provision for income taxes	(19,742)	(64,850)	(110,862)	(166,335)
Net income	51,570	172,854	275,489	427,304

ASML - Summary IFRS Consolidated Balance Sheets¹

	Dec 31, 2005	Oct 1, 2006
(Amounts in thousands EUR)

ASSETS
Cash and cash equivalents	1,904,609	1,580,889
Accounts receivable, net	302,572	674,522
Inventories, net	777,200	837,216
Other current assets	125,802	157,499
Total current assets	3,110,183	3,250,126

Deferred tax asset	282,833	253,691
Other assets	31,873	31,656
Intangible assets	98,545	134,546
Property, plant and equipment	278,581	281,454
Total assets	3,802,015	3,951,473

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	1,392,099	1,530,582
Convertible subordinated bonds	320,584	332,097
Long term debt and deferred liabilities	268,361	228,661
Shareholders’ equity	1,820,971	1,860,133
Total liabilities and Shareholders’ equity	3,802,015	3,951,473

ASML - Summary IFRS Consolidated Statements of Cash Flows¹

	Three months ended,		Nine months ended,
	Sep 25, 2005	Oct 1, 2006	Sep 25, 2005	Oct 1, 2006
(Amounts in thousands EUR)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	51,570	172,854	275,489	427,304
Depreciation and amortization	28,297	43,957	78,903	96,820
Change in tax assets and liabilities	16,590	58,193	142,711	72,686
Change in assets and liabilities	102,047	(248,936)	75,672	(417,242)
Net cash provided by operating activities	198,504	26,068	572,775	179,568

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(34,406)	(40,490)	(120,823)	(113,961)
Disposals	426	1,376	4,441	2,742
Net cash used in investing activities	(33,980)	(39,114)	(116,382)	(111,219)

CASH FLOWS FROM FINANCING ACTIVITIES:
Redemption and/or repayment of loans	(12,069)	(310)	(12,642)	(923)
Proceeds from share issuance	3,388	9,442	10,298	24,151
Cash used for share buyback	-	(148,146)	-	(400,750)
Net cash used in financing activities	(8,681)	(139,014)	(2,344)	(377,522)
Net cash flow	155,843	(152,060)	454,049	(309,173)
Effect of changes in exchange rates on cash	(158)	1,482	17,584	(14,547)
Net increase (decrease) in cash and cash equivalents	155,685	(150,578)	471,633	(323,720)

ASML - Quarterly Summary IFRS Consolidated Statements of Operations¹
	Three months ended,
	Sep 25, 2005	Dec 31, 2005	April 2, 2006	July 2, 2006	Oct 1, 2006
(Amounts in millions EUR)

Net system sales	459.0	456.0	553.1	840.8	856.5
Net service sales	74.2	91.9	76.3	100.9	101.9
Net sales	533.2	547.9	629.4	941.7	958.4

Cost of sales	343.3	358.3	383.3	568.0	582.0
Gross profit	189.9	189.6	246.1	373.7	376.4

Research & development costs, net of credits	55.3	55.6	64.1	71.0	76.5
Selling, general and administrative expenses	49.1	48.1	50.3	50.4	51.4
Total expenses	104.4	103.7	114.4	121.4	127.9

Operating income	85.5	85.9	131.7	252.3	248.5
Financial expense, net	(14.2)	(11.7)	(15.3)	(12.8)	(10.8)
Income before Income taxes	71.3	74.2	116.4	239.5	237.7
Provision for income taxes	(19.7)	(16.9)	(31.6)	(69.9)	(64.8)
Net income	51.6	57.3	84.8	169.6	172.9

ASML - Summary IFRS Consolidated Balance Sheets¹

	Sep 25, 2005	Dec 31, 2005		April 2, 2006	July 2, 2006	Oct 1, 2006
(Amounts in millions EUR)

ASSETS
Cash and cash equivalents	1,699.7	1,904.6		1,671.1	1,731.5	1,580.9
Accounts receivable, net	403.5	302.6		447.4	540.3	674.5
Inventories, net	653.1	777.2		940.4	916.2	837.2
Other current assets	151.7	125.8		113.2	126.8	157.5
Total current assets	2,908.0	3,110.2		3,172.1	3,314.8	3,250.1

Deferred tax asset	238.5	282.8		275.5	257.2	253.7
Other assets	36.9	31.9		32.0	32.7	31.7
Intangible assets	86.0	98.5		114.1	127.0	281.5
Property, plant and equipment	292.8	278.6		278.1	287.0	134.5
Total assets	3,562.2	3,802.0		3,871.8	4,018.7	3,951.5

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	764.0	1,392.1	(2)	1,365.4	1,657.2	1,530.6
Convertible subordinated bonds	758.0	320.6	(2)	324.2	328.1	332.1
Long term debt and deferred liabilities	299.4	268.4		267.8	259.8	228.7
Shareholders’ equity	1,740.8	1,820.9		1,914.4	1,773.6	1,860.1
Total liabilities and Shareholders’ equity	3,562.2	3,802.0		3,871.8	4,018.7	3,951.5

ASML - Summary IFRS Consolidated Statements of Cash Flows¹

	Three months ended,
	Sep 25, 2005	Dec 31, 2005	April 2, 2006	July 2, 2006	Oct 1, 2006
(Amounts in millions EUR)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	51.6	57.3	84.8	169.6	172.8
Depreciation and amortization	28.3	43.7	26.9	26.0	43.9
Change in tax assets and liabilities	16.6	-	(52.1)	66.6	58.2
Change in assets and liabilities	102.0	136.1	(256.3)	88.0	(248.9)
Net cash provided by (used in) operating activities	198.5	237.1	(196.7)	350.2	26.0

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(34.4)	(51.6)	(39.3)	(34.2)	(40.5)
Disposals	0.4	8.8	0.7	0.7	1.4
Net cash used in investing activities	(34.0)	(42.8)	(38.6)	(33.5)	(39.1)

CASH FLOWS FROM FINANCING ACTIVITIES:
Redemption and/or repayment of loans	(12.1)	(0.3)	(0.3)	(0.3)	(0.3)
Proceeds from share issuance	3.4	5.5	7.9	6.8	9.4
Cash used for share buyback	-	-	-	(252.6)	(148.1)
Net cash provided by (used in) financing activities	(8.7)	5.2	7.6	(246.1)	(139.0)
Net cash flow	155.8	199.5	(227.7)	70.6	(152.1)
Effect of changes in exchange rates on cash	(0.2)	5.4	(5.8)	(10.2)	1.5
Net increase (decrease) in cash and cash equivalents	155.6	204.9	(233.5)	60.4	(150.6)

1.)	Except for balance sheet data as of December 31, 2005 all figures are unaudited.
2.)
Since December 31, 2005 current liabilities include ASML’s 5.75 percent Convertible Subordinated Notes due October 15, 2006. In previously published balance sheets, this was presented under convertible subordinated bonds.

ASML - Notes to the Summary IFRS Consolidated Financial Statements

Basis of Presentation
ASML has prepared the accompanying summary consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU - accounting principles generally accepted in the Netherlands for companies quoted on Euronext Amsterdam. Further disclosures, as required under IFRS in annual reports and interim reporting (IAS 34), are not included. The accompanying consolidated financial statements are stated in thousands of euros (‘EUR’), except otherwise indicated.

For internal and external reporting purposes, ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). U.S. GAAP is ASML’s primary accounting standard for the Company’s setting of financial and operational performance targets.

Principles of consolidation
The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. All inter-company profits, transactions and balances have been eliminated in the consolidation.

Use of estimates
The preparation of ASML’s consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

Recognition of revenues
ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment and revenue recognition from the installation of a system upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a "Factory Acceptance Test" in ASML's clean room facilities, effectively replicating the operating conditions that will be present on the customer's site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue recognized, only after all specifications are met and customer sign-off is received or waived. Although each system's performance is re-tested upon installation at the customer's site, ASML has never failed to successfully complete installation of a system at a customer premises.

For arrangements containing multiple elements, the revenue relating to the undelivered elements is deferred at estimated fair value until delivery of the deferred elements. Revenue from installation services and service contracts provided to our customers is initially deferred and is recognized when the installation is completed and over the life of the contract respectively. Revenue from extended and enhanced warranty is recognized in income on a straight-line basis over the contract period except in those circumstances in which sufficient historical evidence indicates that the costs of performing services under the contract are incurred on other than a straight-line basis. In those circumstances, revenue is recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract. The costs of providing services under extended and enhanced warranty are recognized when occurred.

Pensions
Under IFRS, ASML applies IAS 19, “Employee benefits”, in accounting for its multi-employer defined benefit plans. In accordance with IAS 19, ASML accounts for its multi-employer defined benefit plan as if it were a defined contribution plan, as the multi-employer union managing the plan, informed ASML that:
•	its internal administrative systems are not organized to provide ASML with the required Company-specific information to enable ASML to account for the plan as a defined benefit plan; and
•	that it will not provide any data with respect to the multi-employer pension fund other than it is required to make publicly available via its annual report.

ASML - Reconciliation U.S. GAAP - IFRS1

Net income	Three months ended,		Nine months ended,
	Sep 25, 2005	Oct 1, 2006	Sep 25, 2005	Oct 1, 2006
(Amounts in thousands EUR)
Net income under U.S. GAAP	47,766	172,018	259,843	419,164
Share-based Payments (see Note 1)	(1,921)	1,530	(9,631)	1,802
Capitalization of development costs (see Note 2)	12,682	6,533	41,310	29,032
Convertible Subordinated Notes (see Note 3)	(6,957)	(7,227)	(16,033)	(22,694)
Net income under IFRS	51,570	172,854	275,489	427,304

Shareholders’ Equity
	Sep 25, 2005	Dec 31, 2005	April 2, 2006	July 2, 2006	Oct 1, 2006
(Amounts in thousands EUR)
Shareholders’ equity under U.S. GAAP	1,636,767	1,711,837	1,800,394	1,657,449	1,741,492
Share-based Payments (see Note 1)	2,492	2,100	2,460	2,095	5,269
Capitalization of development costs (see Note 2)	41,310	51,815	64,002	74,314	80,848
Convertible Subordinated Notes (see Note 3)	60,203	55,219	47,529	39,751	32,524
Shareholders’ equity under IFRS	1,740,772	1,820,971	1,914,385	1,773,609	1,860,133

Notes to the reconciliation from U.S. GAAP to IFRS

Note 1 Share-based Payments
Under IFRS, ASML applies IFRS 2, “Share-based Payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options granted to its employees after November 7, 2002.

Under U.S. GAAP, until December 31, 2005, ASML accounted for stock option plans using the intrinsic value method in accordance with APB 25 “Accounting for stock issued to employees” and provided pro forma disclosure of the impact of the fair value method on net income and earnings per share in accordance with SFAS No. 123 “Accounting for Stock Based Compensation”. As of January 1, 2006, ASML applies SFAS No. 123(R) “Share-Based Payment” which is a revision of SFAS No.123. SFAS 123(R) requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments.

Note 2 Capitalization of development expenditures
Under IFRS, ASML applies IAS 38, “Intangible Assets”. During the second half of 2004, ASML made changes to its administrative systems in order to provide sufficient information to comply with IFRS beginning from January 1, 2005. Sufficient reliable information to account for capitalization of development expenditures under IFRS before January 1, 2005 is not available. Under IAS 38, capitalized development expenditures are amortized over the expected useful life of the related product generally ranging between 2 and 3 years. Amortization starts when the developed product is ready for volume production.

Under U.S. GAAP, ASML applies SFAS No. 2, “Accounting for Research and Development Costs”. In accordance with SFAS No. 2, ASML charges costs relating to research and development to operating expense as incurred.

Note 3 Convertible Subordinated Notes
Under IFRS, ASML applies IAS 32 “Financial instruments: Disclosure and presentation” and IAS 39 “Financial instruments: Recognition and measurement” beginning from January 1, 2005. In accordance with IAS 32 and IAS 39, ASML accounts separately for the equity and liability component of its convertible notes (“Split accounting”). The equity component relates to the grant of a conversion option to shares to the holder of the bond. Split accounting results in additional interest charges.

Under U.S. GAAP, ASML accounts for its convertible bonds as a liability at the principal amount outstanding.

"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.